

March 6, 2020

Douglas L. Dethy
President
D.C. Capital Advisors, Ltd.
800 Third Avenue, 39th Floor
New York, New York 10022

> **Re:** **Superior Industries International, Inc.**
> **PRRN14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on March 5, 2020 by D.C. Capital Advisors, Ltd., et al.**
> **File No. 001-06615**

Dear Mr. Dethy,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond by amending the filing and/or by providing the requested information. After reviewing any amendment and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Amendment Number One to Preliminary Proxy Statement filed on Schedule 14A

Letter to Stockholders

1. The participants "believe the election of [their] nominee will be a catalyst to change the boardroom dynamics that have hampered SUP's progress." Given that it remains possible that the election of the nominee could adversely impact "boardroom dynamics" to the extent any opposition or resistance to the Board's policies or plans are enunciated, please qualify the cited representation that has been made to account for this possibility and to state exactly how a single director may not only improve boardroom dynamics but also inspire such improvement in the specific context cited. Alternatively, please delete the representation.

We Are Concerned that the Board is Not Adequately Aligned with Common Stockholders, p. 14

2. The participants believe the existing "independent directors lack a meaningful vested financial interest in the common shares of the Company." The participants also represent that "the Board needs to be refreshed with new, independent and objective perspectives, including the addition of a stockholder representative on the Board that is aligned with the common stockholders." Please revise to identify the specific misalignment, or remove the implication that the existing Board has misaligned interests. Given the participants' nominee owns 32,500 shares, please remove the impression that his addition to the Board would add a representative who holds a "meaningful vested financial interest in the common shares…"

The Nominee, page 16

3. The disclosure indicates D.C. Capital believes the nominee "would be, an 'independent director' within the meaning of (i) applicable New York Stock Exchange listing standards applicable to board composition…" Notwithstanding the participant's belief, disclosure elsewhere in the proxy statement and related letter to stockholders characterizes the nominee as already being "independent." Under the NYSE's listing standards, a director is not deemed to be independent unless the Board first determines, based on subjective criteria, that such director is independent. Accordingly, the participants should revise to remove the implication that a conclusion already has been reached. In addition, the participants should disclose that even if they believe that the Board is likely to determine that the nominee is independent under the NYSE listing standards, ultimately, the determination of such person's independence rests with the judgment and discretion of the Board.

Solicitation of Pries, page 22

4. The current disclosure omits any reference to any of the following additional participants as being involved in the solicitation of proxies from the Company's stockholders: D.C. Capital Advisors, D.C.R. Partners, Mr. Dethy, and Mr. Benvenuti. Further, Item 4(b)(2) of Schedule 14A requires the disclosure of the class or classes of employees of any participant in the solicitation that will be involved in the solicitation of stockholders. The participants should disclose which class or classes of employees of the participants have been enlisted to conduct the solicitation, including the employees of D.C. Capital Partners, D.C. Capital Advisors, and D.C.R. Partners and the manner and nature of their employment for such purpose. Alternatively, notwithstanding the permissibility of not disclosing negative responses pursuant to Rule 14a-5(a), please confirm that no such persons will be soliciting any proxies.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.